UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

Amendment No. 1

Biovail Corporation

(Name of Issuer)

Common Shares, No Par Value

(Title of Class of Securities)

09067J109

(CUSIP Number)

December 2, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 09067J109	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Genesis Trust & Corporate Services Ltd., solely in its capacity as the sole trustee of The Capital Star Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 7,896,799
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 7,896,799

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,896,799
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 09067J109	13G	Page 3 of 5 Pages

Item 1	(a).	Name of Issuer:

Biovail Corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

7150 Mississauga Road Mississauga, Ontario L5N 8M5 Canada

Item 2	(a).	Name of Person Filing:

This Amendment No. 1 to Schedule 13G is being filed by Genesis Trust & Corporate Services Ltd. (“Genesis”) solely in its capacity as the sole trustee of The Capital Star Trust, a trust formed under the laws of the Cayman Islands on November 19, 2008. Mr. Barry Skinner (“Mr. Skinner”) is the sole enforcer of the Capital Star Trust (“Enforcer”). Genesis is filing this Schedule 13G in connection with certain transfers of shares of Common Stock of the Issuer by The Capital Star Trust. Mr. Eugene Melnyk is a settlor of The Capital Star Trust and he has disclaimed that he is the beneficial owner of any of the shares of Common Stock of the Issuer held by The Capital Star Trust.

On November 20, 2008, as part of a reorganization and consolidation of the Edgewater Star Trust, the Breakwater Star Trust and the South Point Star Trust, each trust formed under the laws of the Cayman Islands (collectively the “Trusts”), the Trusts transferred all of their assets to The Capital Star Trust, including their shares in the holding companies that held 9,408,232 shares of Common Stock of the Issuer. As a result, under the terms of the trust agreement of The Capital Star Trust, each of Genesis and Mr. Skinner had shared dispositive and shared voting power for the shares of Common Stock of the Issuer then held by The Capital Star Trust. During the period from November 21, 2008 through December 2, 2008, The Capital Star Trust, in a series of open market sales, disposed of 1,511,433 shares of Common Stock of the Issuer.

As of December 2, 2008, Genesis has beneficial ownership of less than five percent (5%) of the Common Stock of the Issuer. Accordingly, Genesis’ Schedule 13G filing obligations have terminated and Genesis does not expect to make any further Schedule 13G filings relating to the shares of Common Stock of the Issuer.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of Genesis is: Second Floor, Compass Centre, George Town, PO Box 448, Grand Cayman KY1-1106, Cayman Islands.

Item 2	(c).	Citizenship:

Genesis is a Cayman Islands company.

Item 2	(d).	Title of Class of Securities:

Common Shares, no par value (“Common Stock”)

Item 2	(e).	CUSIP Number:

09067J109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with (S) 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with (S) 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with (S) 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association is defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-US institution in accordance with (S) 240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

CUSIP No. 09067J109	13G	Page 4 of 5 Pages

Item 4.	Ownership.

(a) Amount beneficially owned:

7,896,799 shares of Common Stock.

(b) Percent of class:

4.9%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

7,896,799

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

7,896,799

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

CUSIP No. 09067J109	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2009	GENESIS TRUST & CORPORATE SERVICES LTD., solely in its capacity as sole trustee of The Capital Star Trust

	By:	/s/ J. Paul Drake
	Name:	J. Paul Drake
	Title:	Director